                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         North American Vaccine, Inc.
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                               (Name of Issuer)


                          Common Stock, No Par Value
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                        (Title of Class of Securities)


                                  657-201-109
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                                (CUSIP Number)

                            J. Patrick Fitzsimmons
                           Baxter International Inc.
                              One Baxter Parkway
                              Deerfield, IL 60015
                                (847) 948-3781
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 17, 1999
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                     (Date of Event which Requires Filing
                              of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

----------------------------------            ----------------------------------
CUSIP NO.  657-201-109                13D
----------------------------------            ----------------------------------

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      1  NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Baxter International Inc.
         I.R.S. I.D. # 36-0781620
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      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [_]  (b) [_]
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      3  SEC USE ONLY

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      4  SOURCE OF FUNDS*
         00/WC
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      5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [_]
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      6  CITIZENSHIP OR PLACE OF ORGANIZATION
         State of Delaware
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                                7  SOLE VOTING POWER
        NUMBER                                                   714,286
          OF
        SHARES
     BENEFICIALLY
       OWNED BY
       REPORTING
        PERSON
         WITH
                  --------------------------------------------------------------
                                8  SHARED VOTING POWER
                                                                 12,540,058
                  --------------------------------------------------------------
                                9  SOLE DISPOSITIVE POWER
                                                                 714,286
                  --------------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                                                 -------
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     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,254,344
 -------------------------------------------------------------------------------
     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                        [_]
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     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   40.3%
--------------------------------------------------------------------------------
     14  TYPE OF REPORTING PERSON*
                                             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.  Security and Issuer.
         -------------------

     This statement on Schedule 13D relates to the common stock, no par value (the "Issuer Common Stock"), of North American Vaccine, Inc., a corporation organized under the federal laws of Canada (the "Issuer"). The principal executive offices of the Issuer are located at 10150 Old Columbia Road, Columbia, Maryland, 21046.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by Baxter International Inc., a Delaware corporation ("Baxter"). The principal executive offices of Baxter are located at One Baxter Parkway, Deerfield, Illinois, 60015. Baxter is engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

     Neither Baxter nor, to the best knowledge of Baxter, any director or executive officer of Baxter, has been during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     On November 17, 1999, Baxter, Neptune Acquisition Corp., a Nova Scotia unlimited liability company and a wholly owned subsidiary of Baxter ("Neptune") and Issuer entered into a Share Exchange Agreement (the "Share Exchange Agreement") dated as of November 17, 1999 pursuant to which Neptune will, pursuant to a Plan of Arrangement under the Canadian Business Corporations Act, exchange shares of common stock, $1.00 par value per share of Baxter ("Baxter Common Stock") and cash for all the issued and outstanding Issuer Common Stock (the "Arrangement"). Shareholders of Issuer immediately prior to the Effective Time (as defined in the Share Exchange Agreement) would receive the fraction of a share of Baxter Common Stock equal to $6.97 (as determined pursuant to the Share Exchange Agreement) and $.03 in cash per share of Issuer Common Stock.
The completion of the Arrangement is subject to the approval of the Arrangement Resolution (as defined in the Share Exchange Agreement) by the shareholders of Issuer and the Ontario Superior Court of Justice, satisfaction or waiver of certain regulatory, tax and other approvals and certain other conditions as more fully descried in the Share Exchange Agreement.

     The foregoing summary of the Share Exchange Agreement is qualified by reference to the copy of the Share Exchange Agreement included as an exhibit to this Schedule 13D and incorporated herein in its entirety by reference.

     Cash payments to be made by Baxter pursuant to the Share Exchange Agreement and the other agreements described in Item 4 below shall be made from the working capital of Baxter. The Baxter Common Stock to be exchanged by Neptune for the Issuer Common Stock will be contributed to Neptune by Baxter.

                                       1
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Item 4.  Purpose of Transaction.
         ----------------------

     (a)-(b) As described in Item 3 above, this statement relates to certain transactions entered into in connection with the proposed exchange by Neptune of Baxter Common Stock for all of the issued and outstanding Issuer Common Stock pursuant to the Share Exchange Agreement and the Plan of Arrangement in accordance with the Canadian Business Corporations Act.

     As an inducement to Baxter to enter into the Share Exchange Agreement, Baxter and certain shareholders of the Issuer entered into a Shareholder Agreement (the "Shareholder Agreement") among BioChem Pharma Inc., Frost-Nevada Limited Partnership, Ivax Corporation and Phillip Frost, M.D.(collectively, the "Shareholders") and Baxter pursuant to which the Shareholders agreed to vote for and approve the Arrangement Resolution and pursuant to which each Shareholder agreed to execute and timely deliver an irrevocable proxy appointing the members of the Board of Directors of Baxter as such Shareholder's proxy to vote any and all shares of Issuer Common Stock beneficially owned by the Shareholders in favor of the Arrangement Resolution. Such proxies give Baxter the limited right to vote each of the 12,540,058 shares of shares of Issuer Common Stock beneficially and collectively owned by the Shareholders in favor of the Arrangement Resolution. The Shareholders and the number of Issuer Common Stock beneficially owned by each of them is set forth in Schedule A hereto which is hereby incorporated herein by reference. In exercising its right to vote the shares of Issuer Common Stock as lawful attorney and proxy of the Shareholders, Baxter's (or any nominee's) voting rights will be limited, at every meeting of Issuer's shareholders and every written consent in lieu of such meeting to vote the Issuer Common Stock in favor of approval of the Arrangement Resolution. The Shareholders may vote the Issuer Common Stock owned by them on all other matters. The Shareholder Agreement terminates upon the earliest to occur of (i) the Effective Time, (iii) the date of termination of the Share Exchange Agreement, (iii) with respect to each Shareholder, a material breach by Baxter of any agreement with such Shareholder and (iv) May 31, 2000.

     In addition, Baxter entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with BioChem Pharma Inc. ("BioChem"), pursuant to which Baxter agreed to acquire on or before November 29, 1999, 714,286 shares of Issuer Common Stock owned by BioChem for a purchase price of $7.00 per share in cash. Baxter, BioChem and the Issuer entered into a letter agreement (the "Warrant Termination Letter") pursuant to which BioChem and the Issuer agreed to terminate as of the Effective Time the warrants held by BioChem to purchase 750,000 shares of Issuer Common Stock, in exchange for a cash payment at the Effective Time by Baxter to BioChem equal to the difference between $7.00 per share of Issuer Common Stock and the exercise price of the warrants of each share of Issuer Common Stock.

     The foregoing summaries of the Share Exchange Agreement, Shareholder Agreement, Stock Purchase Agreement and Warrant Termination Letter are qualified by reference to the copies of such agreements included as exhibits to this
Schedule 13D and incorporated herein in their entirety by reference.

     (c)  Not applicable.

                                       2
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     (d)  Not applicable.

     (e) Pursuant to the Share Exchange Agreement, Neptune will increase the stated capital of the Issuer after the Effective Time.

     (f)  Not applicable.

     (g)  Not applicable.

     (h) - (i) If the Arrangement is completed as planned, the Issuer Common Stock will be deregistered under the Act and delisted from The American Stock Exchange.

     (j) Other than described above, Baxter currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Baxter reserves the right to develop such plans).

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) - (b) The number of shares of Issuer Common Stock which Baxter has agreed to acquire pursuant to the Stock Purchase Agreement is 714,286 shares which constitutes, based on the number of shares outstanding on November 17, 1999 as represented by Issuer in the Share Exchange Agreement, approximately 2.2% of the Issuer Common Stock. Upon consummation of the purchase of Issuer Common Stock as contemplated by the Share Exchange Agreement, Baxter will have the sole right to vote and dispose of the shares of Issuer Common Stock.

     As a result of the Shareholder Agreement, Baxter may be deemed to be the beneficial owner of at least 12,540,058 shares of Issuer Common Stock. Such Issuer Common Stock constitutes, based on the number of shares outstanding as of November 17, 1999 as represented by Issuer in the Share Exchange Agreement, approximately 38.2% of the issued and outstanding shares of Issuer Common Stock. Baxter has shared power to vote all of such shares of Issuer Common Stock for the limited purposes described above in connection with the Shareholder Agreement. Other than as described above, Baxter does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock pursuant to the Shareholder Agreement. The name of each person with whom Baxter shares voting power is set forth in Schedule A. Baxter (i) is not entitled to any rights as a shareholder of Issuer as to the Shares of Issuer Common Stock covered by the Shareholder Agreement and (ii) disclaims any beneficial ownership of the shares of Issuer Common stock which are covered by the Shareholder Agreement and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Baxter that it is the beneficial owner of any Issuer Common Stock covered by the Shareholder Agreement.

     As a result of the transactions contemplated by the Stock Purchase Agreement and the Shareholder Agreement, Baxter may be deemed to be the beneficial owner of an aggregate of 13,254,344 shares of Issuer Common Stock which constitutes, based on the number of shares outstanding as of November 17, 1999 as represented by the Issuer in the Share Exchange Agreement, approximately 40.3% of the issued and outstanding shares of Issuer Common Stock.

     (c) Except as set forth in this Schedule 13D, neither Baxter, nor to the knowledge of Baxter, any executive officer or director of Baxter has effected any transactions in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Other than the Share Exchange Agreement, Shareholder Agreement, the Stock Purchase Agreement and the Warrant Termination Letter, to the knowledge of Baxter, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          The following documents are filed as exhibits:

          1. Share Exchange Agreement dated as of November 17, 1999 among Baxter International Inc., Neptune Acquisition Corp. and North American Vaccine, Inc.

          2. Stock Purchase Agreement dated as of November 17, 1999 between Baxter International Inc. and BioChem Pharma Inc.

          3. Warrant Termination Letter dated November 17, 1999 from BioChem Pharma Inc., accepted and agreed to by Baxter International, Inc. and North American Vaccine, Inc.

          4. Shareholder Agreement dated as of November 17, 1999 among Baxter International, Inc., BioChem Pharma Inc., Frost-Nevada Limited Partnership, IVAX Corporation and Phillip Frost, M.D.

                                       4
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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: November 29, 1999


                                          BAXTER INTERNATIONAL INC.


                                          By: /s/  Jan S. Reed
                                             --------------------------
                                             Name:  Jan S. Reed
                                             Title: Corporate Secretary

                                       5
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                                  Schedule A
                                  ----------

               Shareholder                       Shares Beneficially Owned
               -----------                       -------------------------

               BioChem Pharma Inc.                        10,522,640
               Phillip Frost, M.D.                         2,017,418
               Frost-Nevada Limited Partnership            1,767,859
               Ivax Corporation                                    0